SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C.  20549
                     FORM 11-K


 X    Annual Report Pursuant to Section 15 (d) of
---   the Securities Exchange Act of 1934
      For the Fiscal Year Ended October 31, 1996

___ Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
       For the transition period from ___ to ___


 Commission file number:

  Harnischfeger Industries
   Employees' Savings Plan              1-9299

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

  HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN

B.   Name of issuer of the securities held
pursuant to the Plan and the address of its principal executive office:

           Harnischfeger Industries, Inc.
               3600 South Lake Drive
         St. Francis, Wisconsin  53235-3716

         REPORT OF INDEPENDENT ACCOUNTANTS
         ---------------------------------

To the Participants and Administrator of Harnischfeger Industries
  Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harnischfeger Industries Employees' Savings Plan
(the "Plan") at October 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP

April 23, 1997

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1996

                                               Fidelity
                                  Fidelity             Equity
                                  Magellan       Income        Fixed Income
                                Fund        Fund        Fund
                              ------------         -----------       ------------

ASSETS:                         $              $            $
 Investments -
    Fixed income fund                    -            -          92,577,208
    Mutual stock funds          51,848,938          24,554,017            -
    Mutual bond fund                     -            -            -
    Diversification fund           -            -            -
    Harnischfeger common
      stock fund                   -            -            -
    Loans to participants          -            -            -
                              ------------         -----------        -----------
     Total Investments                51,848,938          24,554,017          92,577,208
                              ------------         -----------        -----------

RECEIVABLES:
 Receivables -
    Employee contributions        233,049        94,474             257,353
                              ------------         -----------        -----------
     Total Assets              52,081,987           24,648,491         92,834,561

LIABILITIES:
  Payables -
   Accrued expenses               -             -      109,603
                              ------------         -----------        -----------
     Total Liabilities                  -             -             109,603
                              ------------         -----------        -----------
NET ASSETS AVAILABLE
FOR BENEFITS                   52,081,987           24,648,491         92,724,958
                              ============         ===========        ===========



The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1996

                                Fidelity              Fidelity         Fidelity
                              Intermediate            Overseas        U.S. Equity
                                Bond Fund          Fund          Index Fund
                              ------------         -----------       ------------

ASSETS:                           $         $                 $
  Investments -
    Fixed income fund                    -            -            -
    Mutual stock funds                        5,418,419           7,332,578
    Mutual bond fund                    3,055,470            -            -
    Diversification fund           -            -            -
    Harnischfeger common
      stock fund                   -            -            -
    Loans to participants          -            -            -
                               -----------        ------------      -------------
     Total Investments                  3,055,470          5,418,419           7,332,578
                               -----------        ------------      -------------
RECEIVABLES:
 Receivables -
    Employee contributions    16,550       31,278       43,288
                               -----------     -- ------------      -------------
     Total Assets                3,072,020           5,449,697          7,375,866

LIABILITIES:
  Payables -
   Accrued expenses                -            -            -
                            - ------------        ------------      -------------
     Total Liabilities                   -            -            -
                              ------------        ------------      -------------
NET ASSETS AVAILABLE
  FOR BENEFITS                          3,072,020          5,449,697           7,375,866
                               ===========         ===========       ============

The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1996

                             Harnischfeger           Fidelity
                              Common Stock       Asset Manager         Loans To
                             Fund              Fund            Participants
                                ----------        ------------         ----------
ASSETS:                               $           $           $
  Investments -
    Fixed income fund                    -            -            -
    Mutual stock funds             -            -            -
    Mutual bond fund                     -            -            -
    Diversification fund           -          3,072,206            -
    Harnischfeger common
      stock fund                33,100,688            -            -
    Loans to participants          -            -          5,190,823
                                ----------          ----------        -----------
     Total Investments                 31,100,688          3,072,206           5,190,823
                                ----------          ----------        -----------
RECEIVABLES:
 Receivables -
    Employee contributions    33,364       13,843            -
                                ----------          ----------        -----------
     Total Assets               33,134,052           3,086,049          5,190,823

LIABILITIES:
  Payables -
   Accrued expenses                -            -            -
                                 ---------          ----------        -----------
     Total Liabilities                   -            -            -
                                 ---------          ----------        -----------
NET ASSETS AVAILABLE
 FOR BENEFITS                   33,134,052           3,086,049          5,190,823
                                ==========          ==========        ===========



The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1996



                                          Total
                                             ----------
ASSETS:                                            $
  Investments -
    Fixed income fund                               92,577,208
    Mutual stock funds                       89,153,952
    Mutual bond fund                                 3,055,470
    Diversification fund                      3,072,206
    Harnischfeger common
      stock fund                             33,100,688
    Loans to participants                     5,190,823
                                             ----------
     Total Investments                             226,150,347
                                             ----------
RECEIVABLES:
 Receivables -
    Employee contributions                723,199
                                             ----------
     Total Assets                           226,873,546

LIABILITIES:
  Payables -
   Accrued expenses                       109,603
                                              ---------
     Total Liabilities                                 109,603
                                              ---------
NET ASSETS AVAILABLE
 FOR BENEFITS                               226,763,943
                                             ==========



The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1995

                                               Fidelity
                                  Fidelity             Equity
                                  Magellan       Income        Fixed Income
                             Fund          Fund         Fund
                               -----------         -----------      -------------
ASSETS:                           $        $         $
  Investments -
    Fixed income fund                    -            -          86,515,627
    Mutual stock funds          42,554,483          12,399,609            -
    Mutual bond fund                     -            -            -
    Diversification fund           -            -            -
    Harnischfeger common
      stock fund                         -            -            -
    Loans to participants          -            -            -
                               -----------         -----------        -----------
     Total Investments                 42,554,483         12,399,609          86,515,627
                               -----------         -----------        -----------

LIABILITIES:
  Payables -
   Accrued expenses                -            -       98,321
                               -----------         -----------        -----------
     Total Liabilities                   -            -       98,321
                               -----------         -----------        -----------
NET ASSETS AVAILABLE
 FOR BENEFITS                  42,554,483           12,399,609         86,417,306
                               ===========         ===========        ===========


The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1995

                                  Fidelity           Fidelity            Fidelity
                              Intermediate            Overseas        U.S. Equity
                                Bond Fund        Fund            Index Fund
                              ------------          ----------      -------------

ASSETS:                                 $                   $               $
  Investments -
    Fixed income fund                    -            -            -
    Mutual stock funds             -          2,842,068           1,541,520
    Mutual bond fund                    2,413,078            -            -
    Diversification fund           -            -            -
    Harnischfeger common
      stock fund                   -            -            -
    Loans to participants          -            -            -
                                ----------           ---------          ---------
     Total Investments                  2,413,078          2,842,068           1,541,520
                                ----------           ---------          ---------

LIABILITIES:
  Payables -
   Accrued expenses                -            -            -
                                 ---------           ---------          ---------
     Total Liabilities                   -            -            -
                                 ---------           ---------          ---------
NET ASSETS AVAILABLE
 FOR BENEFITS                    2,413,078           2,842,068          1,541,520
                                 =========           =========          =========



The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1995

                                    Harnischfeger      Fidelity
                                     Common Stock      Asset Manager          Loans To
                                     Fund              Fund          Participants

                                    --------------     -------------        ------------

                                         $                $          $

ASSETS:
          Investments -
    Fixed income fund                           -            -            -
    Mutual stock funds                   -            -            -
    Mutual bond fund                            -            -            -
    Diversification fund                 -           1,441,145            -
    Harnischfeger common
      stock fund                       25,003,120            -            -
    Loans to participants                -            -           4,423,730
                                      -----------         ----------         -----------
     Total Investments                       25,003,120           1,441,145          4,423,730
                                      -----------         ----------         -----------

LIABILITIES:
  Payables -
   Accrued expenses                      -            -            -
                                       ----------         ----------         -----------
     Total Liabilities                          -            -            -
                                       ----------         ----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS            25,003,120           1,441,145          4,423,730
                                       ==========         ==========         ===========


The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1995



                                          Total
                                    -------------

ASSETS:                           $
  Investments -
    Fixed income fund                        86,515,627
    Mutual stock funds                 59,337,680
    Mutual bond fund                          2,413,078
    Diversification fund                1,441,145
    Harnischfeger common
      stock fund                       25,003,120
    Loans to participants               4,423,730
                                   --------------
     Total Investments                      179,134,380
                                    -------------

LIABILITIES:
  Payables -
   Accrued expenses                 98,321
                                    -------------
     Total Liabilities                     98,321
                                    -------------
NET ASSETS AVAILABLE FOR BENEFITS           179,036,059
                                    =============



The accompanying notes are an integral part of these financial statements.

 HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1996


                                         Fidelity           Fidelity
                                         Magellan      Equity Income        Fixed Income
                                      Fund         Fund         Fund
                                    -------------      -------------       -------------
                                   $            $            $

Interest and dividend income                 9,567,460           1,092,686          5,237,385

Realized (losses) gains on
  sales of investments                      (1,185,031)            208,911            -

Unrealized (depreciation)
 appreciation  of investments               (4,375,827)          2,446,087            -
Employee contributions                       5,857,238           2,284,947          6,726,138

Interfund transfers                       27,400          3,575,755          (9,605,706)

Withdrawals and distributions               (2,505,748)           (904,764)        (9,580,024)
                                     ------------       ------------         -----------

          Net Increase (Decrease)            7,385,492           8,703,622         (7,222,207)
          J&L Assets Transferred In            741,074           2,347,611          1,632,164

          BCH Assets Transferred In            -            -            136,680

          IMPCO Assets Transferred
              In                       1,400,938          1,197,649          11,761,015

          Net assets at beginning
                of year               42,554,483         12,399,609          86,417,306
                                     ------------      ------------         ------------
          Net assets at end of
            year                      52,081,987         24,648,491          92,724,958
                                     ============      =============        ============

The accompanying notes are an integral part of these financial statements.




HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    FOR THE YEAR ENDED OCTOBER 31, 1996

                                  Fidelity            Fidelity           Fidelity
                              Intermediate            Overseas          US Equity
                                 Bond Fund         Fund          Index Fund
                              ------------           ---------        -----------
                                   $            $     $
Interest and dividend
 income                           187,310              80,809             97,745

Realized (losses) gains on
  sales of investments                   (10,405)      73,233            190,533

Unrealized (depreciation)
 appreciation  of
  investments                     (34,199)            247,328            590,256

Employee contributions                   497,222            909,160             963,562

Interfund transfers               361,060           1,399,953          1,611,709

Withdrawals and
   distributions                        (493,049)          (352,891)           (113,688)
                                ----------         -----------         ----------

          Net Increase
                   (Decrease)            507,939          2,357,592           3,340,117

          J&L Assets
                Transferred In           151,003            250,037             328,673

          BCH Assets
                Transferred In          -            -            -
          IMPCO Assets
                Transferred In          -            -           2,165,556
          Net assets at
                 beginning of
                   year         2,413,078           2,842,068          1,541,520
                              ------------          ----------        -----------
          Net assets at
                  end of year          3,072,020          5,449,697           7,375,866
                               ===========          ==========        ===========

The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

    FOR THE YEAR ENDED OCTOBER 31, 1996


                                    Harnischfeger           Fidelity
                                     Common Stock      Asset Manager            Loans to
                                      Fund         Fund        Participants
                                    -------------       ------------       -------------
                                   $            $            $

Interest and dividend income                   172,015              77,738            -

Realized (losses) gains on
  sales of investments                       1,924,433              25,267            -

Unrealized (depreciation)
 appreciation  of investments                5,050,261             176,633            -

Employee contributions                         713,045             465,975            -

Interfund transfers                    1,421,263            969,476             239,090

Withdrawals and distributions               (1,150,085)            (70,185)          (117,679)
                                     ------------         ----------          ----------

          Net Increase (Decrease)            8,130,932           1,644,904            121,411

          J&L Assets
                 Transferred In                -            -            168,604

          BCH Assets
                Transferred In                 -            -            -

          IMPCO Assets
                Transferred In                 -            -            477,078

          Net assets at
                       beginning of year           25,003,120          1,441,145           4,423,730
                                    -------------       ------------         -----------
          Net assets at
                  end of year               33,134,052           3,086,049          5,190,823
                                    =============       ============         ===========

The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    FOR THE YEAR ENDED OCTOBER 31, 1996




                                               Total
                                              ------
                                         $

Interest and dividend income                       16,513,148

Realized (losses) gains on
  sales of investments                              1,226,941

Unrealized (depreciation)
 appreciation  of investments                       4,100,539

Employee contributions                             18,417,287

Interfund transfers                            -

Withdrawals and distributions                     (15,288,113)
                                          -------------

          Net Increase (Decrease)                  24,969,802

          J&L Assets
                 Transferred In                     5,619,166

          BCH Assets
                Transferred In                        136,680

          IMPCO Assets
                Transferred In                     17,002,236

          Net assets at
                       beginning of year                179,036,059
                                          -------------
          Net assets at
                  end of year                     226,763,943
                                          =============

The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED OCTOBER 31, 1995

                                  Fidelity            Fidelity
                                  Magellan       Equity Income       Fixed Income
                                Fund         Fund         Fund
                              ------------       -------------      -------------
                                   $            $            $
Interest and dividend
 income                           273,554             924,518          5,526,782

Realized gains (losses) on
  sales of investments                 1,040,769       10,245            -

Unrealized appreciation
  of investments                8,850,237           1,100,878            -

Employee contributions                 4,456,006          1,487,694           6,239,848

Interfund transfers              (762,972)            882,979           (762,900)
Withdrawals and
  distributions                (1,924,955)           (870,526)       (10,632,669)
                               -----------          ----------        -----------

   Net Increase (Decrease)     11,932,639           3,535,788            371,061
Oasis Plan Assets
  Transferred In                  206,296            -             103,890

Syscon Plan Assets
  Transferred Out              (7,503,400)         (2,851,465)        (8,505,158)
Net assets at beginning
   of year                     37,918,948          11,715,286         94,447,513
                              ------------        ------------       ------------
Net assets at end of year      42,554,483          12,399,609         86,417,306
                              ============         ===========       ============

The accompanying notes are an integral part of these financial statements.



HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

,OR THE YEAR ENDED OCTOBER 31, 1995

                                  Fidelity            Fidelity           Fidelity
                              Intermediate            Overseas          US Equity
                                 Bond Fund         Fund          Index Fund
                              ------------            --------       ------------
                                   $            $            $
Interest and dividend
 Income                           182,326              68,134       41,407

Realized gains (losses) on
  sales of investments     -              32,001           (125,575)             78,452

Unrealized appreciation
  of investments             64,443       24,600            186,949

Employee contributions                   470,581            678,203             396,216

Interfund transfers               407,653            (492,568)           346,171

Withdrawals and
  distributions                  (153,903)           (208,715)          (144,137)
                                ---------            ---------         ----------

Net Increase (Decrease)         1,003,101             (55,921)           905,058

Oasis Plan Assets
Transferred In                            54,688            123,432             138,903

Syscon Plan Assets
  Transferred                  (1,649,368)         (1,013,595)          (728,169)

Net assets at
  beginning of year             3,004,657           3,788,152          1,225,728
                               -----------         -----------        -----------
 Net assets at end
   of year                      2,413,078           2,842,068          1,541,520
                                ==========         ===========        ===========

The accompanying notes are an integral part of these financial statements.



HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1995

                                    Harnischfeger           Fidelity
                                     Common Stock      Asset Manager            Loans to
                                      Fund         Fund        Participants
                                    -------------      -------------        ------------
                                         $            $            $

Interest and dividend income                   340,668              48,831        4,798

Realized gains (losses) on
  sales of investments     -                   545,242              (4,633)           -

Unrealized appreciation
  of investments                       4,784,724       76,787            -

Employee contributions                         419,186             284,809            -

Interfund transfers                     (550,481)           357,228             574,890

Withdrawals and distributions               (1,473,176)            (44,003)          (160,164)
                                     ------------         ----------          ----------

   Net Increase (Decrease)             4,066,163            719,019             419,524

Oasis Plan Assets Transferred In       -               58,693       44,468

Syscon Plan Assets Transferred                (406,834)           (270,992)          (711,117)

Net assets at beginning of year        21,343,791           934,425           4,670,855
                                     ------------        -----------         -----------
 Net assets at end of year            25,003,120          1,441,145           4,423,730
                                     ============        ===========         ===========

The accompanying notes are an integral part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1995



                                            Total
                                           ------
                                                $

Interest and dividend income                        7,411,018

Realized gains (losses) on
  sales of investments     -                        1,576,501

Unrealized appreciation
  of investments                            15,088,618

Employee contributions                             14,432,543

Interfund transfers                            -

Withdrawals and distributions                     (15,612,248)
                                           ------------

   Net Increase (Decrease)                  22,896,432

Oasis Plan Assets Transferred In               730,370

Syscon Plan Assets Transferred                    (23,640,098)

Net assets at beginning of year            179,049,355
                                           ------------
 Net assets at end of year                 179,036,059
                                           ============

The accompanying notes are an integral part of these financial statements.



  HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
  -----------------------------------------------
           NOTES TO FINANCIAL STATEMENTS
           -----------------------------
             OCTOBER 31, 1996 AND 1995
             --------------------------

(1)     PLAN HISTORY

        Harnischfeger Corporation established the
        Harnischfeger Corporation Employee Savings and Protection Plan effective April 1, 1984 (the "Harnischfeger Plan"). Effective March 2, 1987, sponsorship of the Harnischfeger Plan was assumed by Harnischfeger Industries, Inc. (the "Company") and the Plan was renamed the Harnischfeger Industries Employees' Savings Plan (the "Plan"). The Plan was amended and restated July 1, 1995 to incorporate all previous Plan amendments including the Optical Alignment Systems and Inspection Services, Inc. ("OASIS") plan merger on May 1, 1995. The term "Company" as used in these financial statements refers to Harnischfeger Industries, Inc. and its subsidiaries excluding Joy Technologies Inc. and Dobson Park Industries plc.

        Plan assets merged into the Plan during 1996 were J&L Fiber Services, Inc. ("J&L") on February 1,
        1996, Birmingham Crane & Hoist, Inc. ("BCH") on
        April 15, 1996 and the Pulp Machinery Division of
        Ingersoll-Rand Company ("IMPCO") on July 15, 1996.

        Effective February 16, 1995, the Company completed the sale of Syscon Corporation to Logicon, Inc. Account balances of participants employed by Syscon and its subsidiaries were transferred to an existing Logicon defined contribution retirement plan on April 28, 1995.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation
                       ------------------------
        The accompanying financial statements have been prepared on the accrual basis.

        Investments
                ----------------
        Investments are stated at fair market value except guaranteed investment contracts which are stated at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals. Unrealized gains and losses on investments are computed based upon market values at the beginning of the year, or acquisition cost if acquired during the year, and market values at the end of the year. Realized gains and losses are recorded based upon market values at the time of sale.


(3)     PLAN PROVISIONS

        The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

        Plan Purpose
                ----------------
        The purposes of the Plan are to encourage savings by employees and to assist them in meeting major financial needs, supplementing retirement benefits and acquiring an equity interest in the Company.

        Plan Administration
                       ------------------------
        The Plan is administered by a seven-member Pension and Investment Committee (the "Committee").

        The assets of the Plan are trusteed by Fidelity
        Management Trust Company ("Fidelity") and detailed records of participants' accounts are maintained by Fidelity Institutional Retirement Services Company.

        Substantially all administrative expenses of the Plan are paid or accrued for by the Company.

        Eligibility
                ----------------
        Substantially every U.S. employee of the Company (except any employee who is covered by a collective bargaining agreement which does not provide for such employee's participation in the Plan, employees of J&L and BCH through January 31, 1996, employees of Carolina Material Handling ("CMH") through April 30, 1996 and employees of IMPCO through May 30, 1996) who has been employed for at least thirty calendar days is eligible to participate in the Plan. An eligible employee may become an active participant in the Plan on the first day of any month in which he meets all of the requirements for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Contributions
                ----------------
        Participants may elect to make regular contributions to the Plan of up to ten percent of their pre-tax earnings ("salary reduction contributions"). Participants may also make additional contributions of up to ten percent of after-tax earnings. Pre-tax contributions are subject to Internal Revenue Service guidelines.

        The Company may, at its discretion, make a profit sharing contribution as determined by the Company. There were no Company contributions made to the Plan for fiscal years ended 1996 and 1995. Company profit sharing contributions are allocated to each active participant on a pro rata basis on such employee's base earnings, up to $100,000, for the fiscal year ended October 31. The Company profit sharing contributions are invested 100 percent in the Harnischfeger Common Stock Fund.

        Investment Options
                       ------------------------
        Each participant elects to invest his contribution in one or more of the investment funds offered under the Plan. Such elections are made directly to Fidelity at the discretion of the participant. The investment funds currently available to Plan participants are as follows:

              Fidelity Magellan Fund
                             ------------------------
              This is a capital appreciation mutual fund which invests primarily in common stocks of companies which are expected to demonstrate long-term earnings growth greater than the economy as a whole. This fund had 2,934 and 2,302 participants at October 31, 1996 and
              1995, respectively.

              Fidelity Equity Income Fund
                                    -------------------------------
              This stock fund, which had 1,732 and 1,161 participants as of October 31, 1996 and 1995, respectively, invests in income-producing common stocks or preferred stocks whose prospects for appreciation in both value and dividend income are deemed favorable. The fund looks for a dividend yield that exceeds the average yield of the "Standard & Poor's 500".

              Fixed Income Fund
                             -----------------------
              This fund invests primarily (i) in
              government obligations, treasury bills,
              certificates of deposit, commercial paper, bonds, notes and other evidences of indebtedness and other obligations of a similar nature expected to produce a fixed income, (ii) in a deposit account, deposit administration fund, guaranteed investment contract ("GIC") or similar fund or contract maintained by a legal reserve life insurance company pursuant to an agreement with or a group annuity contract issued by such insurance company, or (iii) in a combination of investments permitted under (i) and (ii) above. This fund had 3,503 and 3,181 participants as of October 31, 1996 and 1995, respectively.

              Fidelity Intermediate Bond Fund
                                    -------------------------------
              This fund invests in high and upper medium grade fixed-income obligations with an average maturity of three to ten years.
              Investments include obligations (i) of U.S.
              and foreign corporations, (ii) issued or guaranteed by the U.S. government or any of its agencies, (iii) of U.S. banks, including certificates of deposit and bankers' acceptances, and (iv) other instruments of comparable quality to those mentioned above, which are expected to produce attractive levels of current income. There were 606 and 476 participants as of October 31, 1996 and 1995, respectively.

              Fidelity Overseas Fund
                             -----------------------
              The Overseas fund seeks long-term capital appreciation primarily through investments in foreign securities. There were 818 participants at October 31, 1996 and 500 participants at October 31, 1995.

              Fidelity U.S. Equity Index Fund
                                    -------------------------------
              This fund seeks investment results that
              correspond to the total return performance of the Standard & Poor's 500 Stock Index.
              The total return performance is the
              combination of capital changes and income.
              At October 31, 1996 and 1995, this fund had
              761 and 310 participants, respectively.

              Harnischfeger Common Stock Fund
                                    -------------------------------
              This fund invests exclusively in the common stock of Harnischfeger Industries, Inc. The fund encourages employee ownership while seeking long-term capital appreciation. At
              October 31, 1996 and 1995, this fund had 3,504 and 3,692 participants, respectively.

              Fidelity Asset Manager Fund
                                    -------------------------------
              This mutual fund maintains a mix of
              investments in domestic and foreign stocks, bonds, and short-term instruments with the expectation of achieving a long-term high total return. This fund had 360 participants at October 31, 1996 and 188 participants at October 31, 1995.

        Vesting of Participant Accounts
                             --------------------------------
        Participants vest in accordance with the plan provisions defined in the Plan Document.

        Participant Loans
                ----------------
        Participants are allowed to obtain loans from the Plan which are drawn against their investment accounts, subject to limitations of the Plan, and bear interest rates of 2% over prime as of the date of the loan.

        Distributions
                ----------------
        Upon termination of employment with the Company for any reason, including resignation, retirement, dismissal, long-term disability or death, participants (or designated beneficiaries) are paid the vested amounts due them by payment in: (1) a lump sum, or (2) substantially equal quarterly or annual installments over a period not to exceed the lesser of (a) 10 years or (b) the life expectancy of the participant or, if the participant has designated a beneficiary who is an individual, the joint and last survivor expectancy of the participant and his designated beneficiary or (3) a combination of a lump sum and installment payments. Payment may be made in cash or property (fair market value at date of distribution as determined by the trustee). Participants may request that distribution of their accounts be invested in the Harnischfeger Common Stock Fund.

        In the event of financial hardship, a participant may apply for a withdrawal of all or any portion of the salary reduction contributions credited to his account. Withdrawals during employment of salary reduction contributions may be granted by the Committee only if the participant can demonstrate to the satisfaction of the Committee that a financial hardship exists within the definitions of the Internal Revenue Code.

(4)     PLAN TERMINATION

        The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(5)     FEDERAL INCOME TAXES

        The Internal Revenue Service has determined and informed the Company by a letter dated June 25, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). As the Plan is qualified under the provisions of Section 401(a) of the IRC, it is exempted from federal income taxes.
        Therefore, no provision for income taxes has been included in the Plan's financial statements.

        With respect to participants, pre-tax contributions to the Plan are excluded from wages subject to federal and most state income taxes. Earnings on contributions are not taxable until distributed.

(6)  INVESTMENTS
     The following relates to investment shares, net asset values and market value at October 31.

                                     1996
                       ---------------------------------------------------
                                         Net
                       Number            Asset            Fair Market
Funds                       of Shares         Value       Value
------------------------    -------------- ----------------    ----------------
Investments at Fair Value as
 Determined
  by Quoted Market Price:

     Fidelity Magellan Fund           666,010.8              $77.85          $ 51,848,938
     Fidelity Equity Income
      Fund                            580,885.2          42.27          24,554,017
     Fidelity Intermediate
      Bond Fund                       302,222.5          10.11           3,055,470
     Fidelity Overseas Fund           174,337.8          31.08           5,418,419
     Fidelity U.S. Equity
      Index Fund                      283,768.5          25.84           7,332,578
     Fidelity Asset Manager
      Fund                            181,679.8          16.91           3,072,206
     Harnischfeger Common
            Stock Fund                827,517.2          40.00          33,100,688
Investments at Estimated
 Fair Value:

     Loans to Participants               -           1.00           5,190,823

Investments at Contract Value:           -           1.00          92,577,208
                                                              -------------
                                                              $226,150,347
                                                              -------------

The following information relates to investment gain (loss) activity during the periods.

                                                    Realized Gains (Losses)
                                                    -----------------------
     Fund                             1996           1995
--------------------------------               -----------         ------------
     Fidelity Magellan Fund                    $(1,185,031)        $1,040,769
     Fidelity Equity Income Fund                 208,911              10,245
     Fidelity Intermediate Bond Fund             (10,405)             32,001
     Fidelity Overseas Fund                       73,233            (125,575)
     Fidelity U.S. Equity Index Fund             190,533              78,452
     Fidelity Asset Manager Fund                  25,267              (4,633)
     Harnischfeger Common Stock Fund           1,924,433             545,242
                                          -----------         -----------
                                          $1,226,941          $1,576,501
                                          ===========         ===========


(6)  INVESTMENTS
          The following relates to investment shares, net asset values and market value at October 31.

                                           1995
                            ----------------------------------------
                                           Net
                            Number         Asset          Fair Market
Funds                            of Shares      Value              Value
------------------------         -------------  ----------     -----------

Investments at Fair Value
 as Determined
  by Quoted Market Price:

     Fidelity Magellan Fund                472,880.1          $89.99              $ 42,554,483
     Fidelity Equity Income Fund           339,994.8          36.47               12,399,609
     Fidelity Intermediate Bond Fund       234,507.1          10.29                2,413,078
     Fidelity Overseas Fund                 99,442.5          28.58                2,842,068
     Fidelity U.S. Equity Index Fund        71,832.3          21.46                1,541,520
     Fidelity Asset Manager Fund            93,459.4          15.42                1,441,145
     Harnischfeger Common Stock Fund       794,428.3          31.47               25,003,120

Investments at Estimated Fair Value:

     Loans to Participants                    -          1.00            4,423,730

Investments at Contract Value:

     Fixed Income Fund                        -        1.00             86,515,627
                                                              -------------
                                                              $179,134,380
                                                              =============

     The following information relates to investment gain
(loss) activity during the periods.

                                                         Change in Unrealized
                                                         Appreciation (Depreciation)
                                                         -----------------------------
     Fund                             1996           1995
----------------------     -----------              ---------------          ------------
     Fidelity Magellan Fund                    $(4,375,827)        $ 8,850,237
     Fidelity Equity Income Fund               2,446,087           1,100,878
     Fidelity Intermediate Bond Fund             (34,199)             64,443
     Fidelity Overseas Fund                      247,328              24,600
     Fidelity U.S. Equity Index Fund             590,256             186,949
     Fidelity Asset Manager Fund                 176,633              76,787
     Harnischfeger Common Stock Fund           5,050,261           4,784,724
                                          ------------        ------------
                                          $ 4,100,539         $15,088,618
                                          ============        ============

HARNISCHFEGER INDUSTRIES, INC. EMPLOYEES' SAVINGS PLAN   Additional
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                    Information
OCTOBER 31, 1996                                              Schedule I

                                                     Description of
 Identity of Issue                                   Investment
----------------------------------------------        ----------------
Employer's Stock Fund:
---------------------
Harnischfeger Industries, Inc. Common Stock              Common Stock
Mutual Funds:
Fidelity Equity Income Fund
Fidelity Magellan Fund                                     Open-end
Fidelity Overseas Fund                                     Mutual
Fidelity U.S. Equity Index Fund                            Funds
Fidelity Intermediate Bond Fund

Diversification Fund:
--------------------
Fidelity Asset Manager                                     Open-end

Fixed Income Securities:
-----------------------
Fidelity Cash Portfolio, at 5.33%                          Open-end
Lincoln National Guaranteed Investment
   Contract, at rates
   ranging from 6.08% to 7.82%                   Sept., 1997 thru June, 1999
AIG Financial Products MBS at 5.64%                    November, 1996
Prudential Insurance Company of
   America Guaranteed
   Investment Contract, at rates ranging
   from 2.46% to 4.51%                             Dec., 97 thru Sept. 98
CDC Capital Guaranteed Investment
   Contract, at 6.15%                                         March, 1997
Provident Life & Accident Guaranteed
   Investment Contract, at 5.85%                       December, 1998
Sun Life of Canada Guaranteed
     Investment Contract, at
     rates ranging from 6.74% to 6.99%          Mar., 2000 thru June, 2000
Connecticut General Guaranteed
     Investment Contract, at 7.35%                        December, 1996
Deutsche Bank Guaranteed Investment
    Contract, at rates ranging
    from 5.62% to 6.09%                                   November, 1996
New England Mutual Guaranteed
     Investment Contract,
     at rates ranging from 4.55% to 6.0%          Dec., 1998 thru Dec., 2001
New York Life Guaranteed
     Investment Contract, at 6.05%                            September, 1998
Ohio National Life Insurance
     Company at 5.90%                                         September, 1999
Peoples Security Life, at 7.31%                               August, 2001
Principal Mutual at 7.2%                                 May, 2001
Protective Life Guaranteed Investment, at 6.05%                    June 30, 1998
Safeco Life Insurance at 7.14%                                September, 1997
Security Life of Denver at 6.07%                              February, 1997
SunAmerica Life Insurance
     Guaranteed Investment Contract,
     at 6.02%                                            December, 1998
Transamerica Occidental at 5.58%                              December, 1996

Outstanding Loan Balance
Total Assets Held For Investment


HARNISCHFEGER INDUSTRIES, INC. EMPLOYEES' SAVINGS PLAN        Additional
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                    Information
OCTOBER 31, 1996                                              Schedule I

                                               Cost           Fair Market
        Identity of  Issue                               of Asset                 Value
-----------------------------               -----------       ----------
Employer's Stock Fund:
----------------------
Harnischfeger Industries, Inc.
   Common Stock                                $18,019,916         $33,100,688

Mutual Funds:
------------
Fidelity Equity Income Fund                    19,609,360          24,554,017
Fidelity Magellan Fund                         46,300,095           51,848,938
Fidelity Overseas Fund                          5,050,254           5,418,419
Fidelity U.S. Equity Index Fund                 6,434,452           7,332,578
Fidelity Intermediate Bond Fund                  3,085,796           3,055,470
                                          -----------         -----------
                                          80,479,957          92,209,422
Diversification Fund:
--------------------
Fidelity Asset Manager                          2,835,182           3,072,206

Fixed Income Securities:
-----------------------
Fidelity Cash Portfolio, at 5.33%               4,340,751           4,340,751
Lincoln National Guaranteed Investment
   Contract, at rates
   ranging from 6.08% to 7.82%                  7,264,665           7,264,665
AIG Financial Products MBS at 5.64%                  2,926,956           2,926,956
Prudential Insurance Company
   of America Guaranteed
   Investment Contract, at rates
   ranging from 2.46% to 4.51%                  5,623,946           5,623,946
CDC Capital Guaranteed Investment
   Contract, at 6.15%                           3,015,203           3,015,203
Provident Life & Accident Guaranteed
   Investment Contract, at 5.85%    `           4,401,734           4,401,734
Sun Life of Canada Guaranteed
     Investment Contract, at
     rates ranging from 6.74% to 6.99%          9,677,975           9,677,975
Connecticut General Guaranteed
    Investment Contract, at 7.35%               7,742,086           7,742,086
Deutsche Bank Guaranteed Investment
    Contract, at rates ranging
    from 5.62% to 6.09%                        10,630,194               10,630,194
New England Mutual Guaranteed
    Investment Contract,
     at rates ranging from 4.55% to 6.0%               111,338                  111,338
New York Life Guaranteed Investment
     Contract, at 6.05%                         4,324,022                4,324,022
Ohio National Life Insurance
     Company at 5.90%                           4,192,977           4,192,977
Peoples Security Life, at 7.31%                 4,032,947           4,032,947
Principal Mutual at 7.2%                   4,040,587           4,040,587
Protective Life Guaranteed
    Investment, at 6.05%                   3,243,016                3,243,016
Safeco Life Insurance at 7.14%                  4,041,428           4,041,428
Security Life of Denver at 6.07%                4,785,853           4,785,853
SunAmerica Life Insurance
   Guaranteed Investment Contract,
      at 6.02%                               4,165,512          4,165,512
Transamerica Occidental at 5.58%                    4,016,018                4,016,018
                                          -----------         -----------
                                          92,577,208          92,577,208

Outstanding Loan Balance                       5,190,823                5,190,823

                                          ------------        ------------
Total Assets Held For Investment               $199,103,086        $226,150,347
                                          ============        ============



HARNISCHFEGER INDUSTRIES EMPLOYEES'                      Additional
SAVINGS PLAN                                   Information
5500-ITEM 27(d)                                     Schedule II
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1996


IDENTITY OF                               DESCRIPTION                PURCHASE
PARTY INVOLVED                       OF ASSET                     PRICE
-------------------                  --------------                -------------
Prudential Insurance Co.                       Guaranteed Investment
    1 Sale                                  Contract

FMTC Inst. Money Market                             Money Market Securities
364 Purchases                                            $62,836,025
474 Sales
Magellan                             Mutual Fund
 232 Purchases                                           $23,089,768
 210 Sales
Equity IncomeIncome Fund                  Income Fund
 220 Purchases                                           $11,965,005
 148 Sales



HARNISCHFEGER INDUSTRIES EMPLOYEES'                      Additional
SAVINGS PLAN                                   Information
5500-ITEM 27(d)                                     Schedule II
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1996

                                                           EXPENSE
IDENTITY OF                             SELLING     LEASE          INCURRED WITH
PARTY INVOLVED                     PRICE           RENTAL          TRANSACTION
--------------   ----------------
Prudential Insurance Co.
    1 Sale                           $10,579,698      N/A           None

FMTC Inst. Money Market
364 Purchases
474 Sales                       $61,467,703      N/A          None

Magellan
 232 Purchases
 210 Sales                           $8,234,456       N/A           None

Equity Income
 220 Purchases
 148 Sales                           $2,465,596       N/A           None


HARNISCHFEGER INDUSTRIES EMPLOYEES'                      Additional
SAVINGS PLAN                                   Information
5500-ITEM 27(d)                                     Schedule II
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1996

                                               CURRENT VALUE
IDENTITY OF                   COST OF          OF ASSET ON          NET
PARTY INVOLVED                ASSET            TRANSACTION DATE    GAIN(LOSS)
------------------------  -----------         ----------------    ----------
Prudential Insurance Co.
    1 Sale                     $10,579,698         $10,579,698        None.

FMTC Inst. Money Market
364 Purchases                                      $62,836,025
474 Sales                      $61,467,703         $61,467,703         None.

Magellan
 232 Purchases                                     $23,089,768
 210 Sales                      $7,525,456          $8,234,456      $709,000

Equity Income
 220 Purchases                                     $11,965,005
 148 Sales                      $2,124,679          $2,465,596       $340,917

                     SIGNATURES
                    -----------
Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

              HARNISCHFEGER INDUSTRIES
              EMPLOYEES' SAVINGS PLAN
                   (Name of Plan)








Date:   April 29, 1997
        By: /s/Francis M. Corby, Jr.
              -------------------------
               Francis M. Corby, Jr.
               Executive Vice President For
               Finance and Administration
               and Chief Financial Officer
               Harnischfeger Industries, Inc.
         CONSENT OF INDEPENDENT ACCOUNTANTS
        -----------------------------------
   We hereby consent to the incorporation by
reference in the Registration Statement on Form S-8 (No. 33-23985) of Harnischfeger Industries, Inc.
of our report dated April 23, 1997 appearing on
page 1  of this Annual Report on Form 11-K.

   Price Waterhouse LLP
   Milwaukee, Wisconsin
   April 28, 1997